DENTONIA RESOURCES LTD.

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentonia@telus.net

December 19, 2002

File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

Dear Sirs/Mesdames:

Re: New Release dated December 19, 2002

Enclosed is a copy of our News Release dated December 19, 2002 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

DENTONIA RESOURCES LTD.
Suite #100 - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net

TSX Symbol: DTA
December 19, 2002 No. of Pages: 2

AMENDED NEWS RELEASE

PRIVATE PLACEMENT INCREASED FROM $50,000 TO $120,000

Dentonia Resources Ltd. ("Dentonia") announces that it has agreed to sell by way of a non-brokered private placement1,200,000 units (the "unit") at $0.10 per unit for net proceeds of $120,000.

Each unit consists of one common share and one non-transferable share purchase warrant (the "warrant"). One warrant entitles the holder to purchase one additional common share at an exercise price of $0.10 per share, exercisable for a period of two (2) years from the date of issuance of the units. If all warrants are exercised, an additional $120,000 will be realized, and shares issued at completion have either a 4 or 12 month hold period.

The subscription proceeds of $120,000 will be used for the pro rata cost of acquiring three (3) – twenty one (21) year mineral leases, SAS1, 2, and 3, from Kennecott Canada Exploration Inc. ("Kennecott"), for a total cost of $50,000, pro rata contributions to the delineation drilling of the WO9, the new discovery, drill testing a minimum of 7 Falcon targets, and possible drill testing different facies of the DO27 kimberlite, and the balance for general corporate purposes.

The multi facied DO27 pipe and its results from the 1994 bulk sample are currently being analyzed. It appears that the micro diamond results from drill holes and the 1994 bulk sample results are inconsistent, and facies of the pipe with perhaps a different grade and different diamond population may need further exploration in the form of a diamond drill program.

The foregoing exploration program is to be carried out during the 2003 winter exploration season.

UPDATE

(Partial reproduction from Dentonia's 2002 Annual Report, for more details and sketches, reference is made to the Report, either request a copy from Dentonia or refer to the SEDAR Website of Dentonia.)

A new kimberlite discovery having been made during the summer of 2002, the participants in the WO Block, located south of Diavik Diamond Mine, at Lac de Gras, NWT are: BHP Billiton Diamonds Inc, 38.4%, DHK Diamonds Inc., 28.8%, in which Dentonia has a 1/3 equity interest. Archon Minerals Limited, 16.4%, Aber Diamonds Inc. 9.75%, and SouthernEra Minerals Ltd., 6.6%, with Kennecott retaining a 1% and Aber 0.3% gross overriding royalty.

The above parties have been locked in a lengthy series of negotiations relating to the WO claim block, much longer than expected, it is, however, anticipated that a Letter Agreement will be concluded before Christmas.

The new kimberlite, WO9, is located in a bay of a lake approximately 2.1 km. southwest of kimberlites DO27 and DO18, and has an estimated surface expression of about 100m x 200m, or 2 hectare.

Sediment fragments and the texture of the core samples, appear to be similar to some of the Ekati and Diavik pipes, suggesting an explosive emplacement from great depth during the Cretaceous Period.

The drill core from this new kimberlite contains indicator minerals, which are currently being analyzed.

Part of the drill core from the WO9, (60 kg), has been submitted for caustic fusion. Results of the analysis of the indicator minerals and fusion are pending and will be released shortly once the Letter Agreement has been signed by the various parties having an interest in the WO block, as outlined above

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

Adolf A. Petancic
President